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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JAN 30 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-01-2000 (MM/DD/YY) AND ENDING 11-30-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CITICORP FINANCIAL SERVICES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE CITIBANK DRIVE
(No. and Street)

SAN JUAN (City) PR (State) 00926-9631 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARLOS BARQUET - PRESIDENT (787) 756-4969
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name — if individual, state last, first, middle name)

AMERICAN INTERNATIONAL PLAZA, 250 MUÑOZ RIVERA AVENUE 11th FLOOR, HATO REY, PR 00918
(Address) (City) (State) Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, CARLOS DE SEVILLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITICORP FINANCIAL SERVICES CORP., as of NOVEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Affidavit No. 104



GRACE E. JOVE RODRIGUEZ
ABOGADO NOTARIO

Signature

Chief Financial Officer

Title

Sworn and signed before me as of January 28th, 2002 by Carlos de Sevilla, personally known to me in San Juan, Puerto Rico.

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Financial Statements and Supplementary Schedule

November 30, 2001 and 2000

(With Independent Auditors' Report and
Supplemental Report on Internal Accounting Controls)



American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1811

Independent Auditors' Report

The Board of Directors
Citicorp Financial Services Corporation:

We have audited the accompanying statements of financial condition of Citicorp Financial Services Corporation (a wholly owned subsidiary of Citibank Overseas Investment Corporation) (the Corporation) as of November 30, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Corporation is an operating unit of Citigroup, Inc. and, consequently, in the normal course of business will make transactions and maintain balances with its parent company, affiliated companies, and other units of Citigroup, Inc. Significant transactions with related parties have been disclosed in the notes to the accompanying financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citicorp Financial Services Corporation at November 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

December 28, 2001

Stamp No. 1747008 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Financial Condition

November 30, 2001 and 2000

Assets		**2001**	**2000**
Cash (note 3)	$	6,014,232	5,480,449
Marketable securities owned (note 4)		25,984,662	24,463,085
Furniture and equipment, net of accumulated depreciation of $23,489 and $22,923 in 2001 and 2000, respectively		—	566
Commisssions earned not collected		4,294,083	2,432,847
Other assets		384,883	64,812
	$	36,677,860	32,441,759
Liabilities and Stockholder's Equity			
Liabilities:			
Due to affiliates (note 3)	$	829,360	1,177,899
Accrued expenses and other liabilities		159,069	42,377
Income taxes payable (note 5)		227,025	961,617
Total liabilities		1,215,454	2,181,893
Stockholder's equity (note 6):			
Common stock of $100 par value. Authorized 10,000 shares; issued and outstanding 10 shares		1,000	1,000
Contributed capital		5,000,000	5,000,000
Retained earnings		30,461,406	25,258,866
Total stockholder's equity		35,462,406	30,259,866
	$	36,677,860	32,441,759

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Operations

Years ended November 30, 2001 and 2000

		2001	2000
Revenue:			
Commissions	$	42,985,053	31,984,130
Management and underwriting fees		—	66,670
Net dealer inventory gain (loss) (note 4)		(7,184)	24,573
Interest income		1,002,868	967,590
Total revenue		43,980,737	33,042,963
Expenses:			
Management and processing fees charged by affiliates (note 3)		5,546,125	4,782,070
Commissions and clearance		2,619,369	2,104,135
Interest expense		169,908	114,337
Other operating expenses		1,261,050	841,193
Total expenses		9,596,452	7,841,735
Income before income tax expense		34,384,285	25,201,228
Income tax expense (note 5)		1,760,467	2,074,124
Net income	$	32,623,818	23,127,104

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Changes in Stockholder's Equity

Years ended November 30, 2001 and 2000

		Common stock	Contributed capital	Retained earnings	Total stockholder's equity
Balances at November 30, 1999	$	1,000	5,000,000	19,648,817	24,649,817
Dividends remitted to parent company		—	—	(17,517,055)	(17,517,055)
Net income for the year		—	—	23,127,104	23,127,104
Balances at November 30, 2000		1,000	5,000,000	25,258,866	30,259,866
Dividends remitted to parent company		—	—	(27,421,278)	(27,421,278)
Net income for the year		—	—	32,623,818	32,623,818
Balances at November 30, 2001	$	1,000	5,000,000	30,461,406	35,462,406

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Statements of Cash Flows

Years ended November 30, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	32,623,818	23,127,104
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense		566	6,781
(Increase) decrease in assets:			
Marketable securities owned		(1,521,577)	(8,930,427)
Commissions earned net collected		(1,861,236)	(1,420,213)
Other assets		(320,071)	40,084
(Decrease) increase in liabilities:			
Due to affiliates		(348,539)	850,936
Accrued expenses and other liabilities		116,692	10,076
Income taxes payable		(734,592)	486,371
Net cash provided by operating activities		27,955,061	14,170,712
Cash flows from financing activities – remittances to parent company		(27,421,278)	(17,517,055)
Net increase (decrease) in cash		533,783	(3,346,343)
Cash at beginning of year		5,480,449	8,826,792
Cash at end of year	$	6,014,232	5,480,449
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	169,908	114,335
Income tax	$	2,495,059	1,587,757

See accompanying notes to financial statements.

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Notes to Financial Statements

November 30, 2001 and 2000

(1) Nature of Operations and Significant Accounting Policies

Nature of Operations

Citicorp Financial Services Corporation (the Corporation) was incorporated in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Corporation obtained a license to operate as a broker-dealer duly registered with the office of the Commissioner of Financial Institutions. In July 1990, the Corporation received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Corporation introduced retail brokerage services in various Latin American countries. In September 1999, the Corporation sold all of its customer accounts from its Puerto Rico Retail Division to one of its affiliates, Salomon Smith Barney. The Corporation has ceased its retail brokerage operations in Puerto Rico.

On February 4, 1999, the Corporation obtained from the Commissioner of Financial Institutions of Puerto Rico a license to operate an International Banking Entity, Citicorp Financial Services Corporation International Division (the International Division). The International Division is managed as a unit of the Corporation and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business as long as it operates under the International Banking Center Regulatory Act of 1989 (note 2).

Significant Accounting Policies

(a) Basis of Presentation

The financial statements of the Corporation are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the Securities and Exchange Commission, the National Association of Security Dealers, and include the accounts of all divisions of the Corporation including its International Division.

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) Marketable Securities Owned

Marketable securities owned are valued at fair market value. Securities transactions are recorded on a trade-date basis.

(c) Customer Securities

Customer securities transactions and related commission income and expenses are recorded on a trade-date basis.

(d) Management and Underwriting Fees

Management and underwriting fees are recorded as revenue at the offering date, and at the time the underwriting is completed and the income is reasonably determinable.

(e) Reclassifications

Certain amounts in the 2000 statement of financial position have been reclassified to conform with the 2001 presentation.

(2) International Division

The Corporation operates an International Division, which is exempt from Puerto Rico income tax, as well as property and volume of business taxes. The International Division is managed as a unit of the Corporation. As described in note 1, the accounts of the International Division are combined with other divisions of the Corporation in the accompanying financial statements. Selected financial information of the International Division follows:

	2001	2000
Cash	$ 4,732,607	3,755,751
Marketable securities owned	$ 25,382,879	22,455,944
Total assets	$ 33,735,677	28,038,593
Total liabilities	$ 934,129	1,217,656
Commission revenue	$ 38,171,556	26,652,883
Management and processing fees expenses	$ 5,323,761	4,689,573
Net earnings	$ 29,803,301	19,790,405

(3) Related Parties

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Branches).

Since 1997, the Corporation introduced retail brokerage services in various countries in Latin America. As a result, the Corporation has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries, whereby these related entities perform certain services and incur certain expenses on behalf of the Corporation. These related entities in Latin America charged the Corporation estimated costs and related management fees amounting to approximately $2,953,000 and $2,270,000 for the years ended November 30, 2001 and 2000, respectively (management fee amounted to approximately $268,000 in 2001 and $206,000 in 2000).

The Corporation maintains a service contract with Citibank, N.A. in Puerto Rico, whereby the Branches perform certain services and incur certain expenses on behalf of the Corporation. The Branches charged

(Continued)

the Corporation estimated costs and related management fees amounting to approximately $2,593,000 and $3,513,000 for the years ended November 30, 2001 and 2000, respectively (management fee amounted to approximately $236,000 for 2001 and $228,000 for 2000).

(4) Marketable Securities Owned

Marketable securities owned are carried at quoted market values as follows:

		2001	2000
Obligations of U.S. government	$	25,384,662	24,163,085
Obligations of the Commonwealth of Puerto Rico and instrumentalities		600,000	300,000
	$	25,984,662	24,463,085

(5) Income Tax

The Corporation is subject to Puerto Rico income tax imposed on its taxable income. The following represents a reconciliation between "expected" (39%) and actual income tax expense:

		2001	2000
Computed "expected" income tax expense on income from continuing operations	$	13,409,871	9,828,479
Increase (reduction) in income taxes resulting from:			
International Division, net (notes 1 and 2)		(11,623,287)	(7,718,258)
Exempt interest income		(27,101)	(47,632)
Interest expense allocated to exempt income		—	3
Operating expenses allocated to exempt income		1,407	9,566
Other, net		(423)	1,966
Income tax expense	$	1,760,467	2,074,124

(6) Net Capital and Reserve Requirements

The Corporation is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At November 30, 2001, the Corporation had net capital of $28,463,292, which was $28,341,745 in excess of its required net capital of $250,000. The Corporation's net capital ratio at November 30, 2001 was 4.27 to 1.

(Continued)

CITICORP FINANCIAL SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citibank
Overseas Investment Corporation)

Notes to Financial Statements

November 30, 2001 and 2000

The Corporation, under Rule 15c3-3 of the Securities Exchange Act of 1934, is required to maintain a minimum reserve of 105% of the excess of total customer credit balances over total customer debit balances, as defined. The Corporation is exempt from this Rule, since it has established a special account for the exclusive benefit of customers and it clears all customers' transactions through another broker dealer on a fully disclosed basis.



American International Plaza
Suite 1100
250 Ave. Muñoz Rivera
San Juan, PR 00918-1811

Supplemental Report on Internal Accounting Controls

The Board of Directors
Citicorp Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Citicorp Financial Services Corporation (the Corporation) for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a-13; and
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)



Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at November 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 28, 2001

Stamp No. 1747009 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

Schedule I, page 1

CITICORP FINANCIAL SERVICES CORPORATION
(wholly-owned subsidiary of Citibank Overseas Investment Corporation)

Net Capital and Aggregate Indebtness

November 30, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation **as of** November 30, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 35,462,406	3450
2.	Deduct: Ownership equity not allowable for net capital					0	3490
3.	Total ownership equity qualified for net capital					35,462,406	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					0	3520
	B. Other (deductions) or allowable credits (List)					0	3525
5.	Total capital and subordinated liabilities					$ 35,462,406	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)			$ 381,583	3540		
	1. Additional charges for customers' and non-customers' securities accounts			0	3550		
	2. Additional charges for customers' and non-customers' commodities accounts			0	3560		
	B. Aged fail-to-deliver			0	3570		
	1. Number of items	0	3450				
	C. Aged short security differences-less reserve of	$ 0	3460	0	3580		
	number of items	0	3470				
	D. Secured demand note deficiency			0	3590		
	E. Commodity futures contracts and spot commodities proprietary charges			0	3600		
	F. Other deductions and/or charges			6,014,232	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			0	3615		
	H. Total deductions and/or charges					(6,395,815)	3620
7.	Other additions and/or allowable credits (List)					0	3630
8.	Net Capital before haircuts on securities positions					$ 29,066,591	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments			0	3660		
	B. Subordinated securities borrowings			0	3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper			0	3680		
	2. U.S. and Canadian government obligations			0	3690		
	3. State and municipal government obligations			600,000	3700		
	4. Corporate obligations			0	3710		
	5. Stocks and warrants			0	3720		
	6. Options			0	3730		
	7. Arbitrage			0	3732		
	8. Other securities			3,300	3734		
	D. Undue concentration			0	3650		
	E. Other (List)			0	3736	(603,300)	3740
10.	Net Capital					$ 28,463,291	3750

OMIT PENNIES

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2001 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.

(Continued)

CITICORP FINANCIAL SERVICES CORPORATION
(wholly-owned subsidiary of Citibank Overseas Investment Corporation)

Net Capital and Aggregate Indebtness

November 30, 2001

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Citicorp Financial Services Corporation as of November 30, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$	81,030	3756
12.	Minimum dollar net capital requirment of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$	250,000	3760
14.	Excess net capital (line 10 less 13)			$	28,213,291	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$	28,341,746	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	1,215,454	3790
17.	Add:					
	A. Drafts for immediate credit	$ 0	3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810			
	C. Other unrecorded amounts (List)	$ 0	3820	$	0	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$	0	3838
19.	Total aggregate indebtedness			$	1,215,454	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line10)			%	4.27%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	4.27%	3853

COMPUTATION OF ALTERNATIVE CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net cpaital computation including both brokers and dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24.	Net capital requirement (greater of line 22 or 23)	$	N/A	3760
25.	Excess net capital (line 10 less 24)	$	N/A	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17, page 8)	%	N/A	3851
27.	Percentage of Net Capital after anticipated withdrawals to Aggregate Debits (line 10 less Item 4880, page 11 ÷ by line 17, page 8)	%	N/A	3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $100,000	$	N/A	3920

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	N/A	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	N/A	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggreagte debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation of net capital does not differ materially from the computation of net capital as of November 30, 2001 as filed on Form X-17A-5 Part II by Citicorp Financial Services Corporation.